UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Xcerra Corporation

(Exact name of registrant as specified in its charter)

Massachusetts	000-10761	04-2594045
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

825 University Avenue, Norwood, MA	02062
(Address of principal executive offices)	(Zip Code)

Colin J. Savoy

781-461-1000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

This Form SD of Xcerra Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017. The Company conducted an analysis of its products and determined that certain products contain one or more “conflict minerals” as defined by the Securities and Exchange Commission (“SEC”) in Item 1.01(d)(3) of Form SD, and that those conflict minerals are necessary to the functionality or production of products that the Company manufactures or contracts to manufacture. Based on a reasonable country of origin inquiry (“RCOI”), we are unable to determine that our necessary conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country (a “Covered Country”) or originated from recycled or scrap sources. Accordingly, the Company exercised due diligence on the source and chain of custody of the necessary conflict minerals in its products and is filing a Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this report and is publicly available at http://www.xcerra.com/investors/corporate-governance/.

The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

Item 1.02 – Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Xcerra Corporation

Date: May 25, 2018	By:	/s/ MARK J. GALLENBERGER
Mark J. Gallenberger
Sr. VP, Chief Operating Officer, Chief Financial Officer